FORD NEWS

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FORD COMPLETES $26.8 BILLION DISTRIBUTION OF
THE ASSOCIATES STOCK AND CASH TO SHAREHOLDERS

DEARBORN, Mich., April 7, 1998 -- Ford Motor Company [NYSE: F] today completed the spin-off of its 80.7 percent stake in Associates First Capital Corp. [NYSE:
AFS] by distributing its 279.5 million shares of The Associates to Ford common and Class B shareholders. Ford also made a cash distribution of $3.2 billion in lieu of The Associates stock to U.S. employee savings plan participants who own Ford stock through the plans.

The cash distribution was made to U.S. employee savings plan participants who owned Ford stock through the plans on March 12, the record date. Of the $3.2 billion distributed, a little more than $2 billion will be reinvested in the Ford Stock Fund. These plan participants received a cash distribution because The Associates stock is no longer offered as an investment option in the plans as a result of the spin-off. The stock and cash distributions are equal on a per-share basis.

The total value of the distributions is $26.8 billion, or $22.12 per Ford share, based on today's average volume-weighted price of $84.3849 per share of The Associates stock.

"The spin-off of The Associates will allow us at Ford to focus with even greater intensity on improving our quality, cost structure and overall efficiency to deliver great customer and shareholder value," said Ford Chairman and CEO Alex Trotman. "The Associates, which traces its history back 80 years and is now part of the S&P 500, is a well-managed company with an impressive track record of profitability that has been duly recognized by investors."

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Ford common and Class B shareholders of record on March 12 received 0.262085 shares of The Associates for each Ford share owned. The distribution ratio (0.262085) was calculated by dividing the number of The Associates shares owned by Ford (279,484,849) by the number of Ford common and Class B shares outstanding on the record date (1,066,390,822).

Detailed information will be mailed to shareholders to help them compute the cost basis of their shares of The Associates for tax purposes.

Associates First Capital is a leading diversified finance company providing consumer and commercial finance, leasing and related services through 2,265 offices around the world. Based in Dallas, it has managed assets of more than $60 billion.



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